Exhibit 4.42

EXECUTION VERSION

FACILITY AGREEMENT

R334 000 000 TERM LOAN FACILITY

provided by

RUSTENBURG PLATINUM MINES LIMITED

as Lender

and

PLATEAU RESOURCES PROPRIETARY LIMITED

as Borrower

Schedule 1	CONDITIONS TO UTILISATIONS	29
Schedule 2	FORM OF UTILISATION REQUEST	32

Signature Page		34

THIS AGREEMENT is made between:

(1)	PLATEAU RESOURCES PROPRIETARY LIMITED, a private company incorporated under the laws of South Africa with registration number 1996/013879/07, as borrower (the Borrower); and

(2)	RUSTENBURG PLATINUM MINES LIMITED, a public company incorporated under the laws of South Africa with registration number 1931/003380/06, as lender (RPM or the Lender).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

1.1.1	Affiliate means, in relation to any person, a Subsidiary or a Holding Company of that person or any other Subsidiary of that Holding Company.

1.1.2	Atlatsa Group has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.3	Amended and Restated Senior Facilities Agreement means the Senior Facilities Agreement as amended and as may be amended and/or restated from time to time.

1.1.4	Amendment and Restatement Agreement to the Working Capital Facility Agreement means an amendment and restatement agreement which amends and restates the provisions of the Working Capital Facility Agreement, entered into on 16 February 2015 between, amongst others, RPM and the Borrower.

1.1.5	Applicable Mine Plan means the Bokoni restructure plan presented to the Opco steering committee on 21 August 2015, which plan, subject to amendments agreed to by the Lender in writing and following the requisite approvals, is anticipated to be adopted as the budget for the period 1 August 2015 to 31 December 2018.

1.1.6	Available Facility means in relation to this Facility, the aggregate for the time being of the available Commitment in respect of this Facility.

1.1.7	Availability Period means in relation to the Facility, the period from and including the date on which the Lender provides written notice to the Borrower that it has received all of the documents and other evidence listed in Schedule 1 (Conditions to Utilisation) in form and substance satisfactory to the Lender, as contemplated in clause 3.1 to and including the date of repayment as set out in clause 5 below (Repayment).

1.1.8	Borrower Group means N1C Resources, N2C Resources, the Borrower, Holdco, Opco and each of their respective direct or indirect Subsidiaries for the time being.

1.1.9	Business Day means a day (other than a Saturday, a Sunday or an official public holiday) on which banks are open for general business in Johannesburg.

1.1.10	Change of Control has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.11	Commitment means an amount of ZAR334,000,000 (Three Hundred and Thirty Four Million Rand), to the extent not cancelled or reduced under this Agreement.

1.1.12	Companies Act means the Companies Act 2008, including all regulations promulgated under that act.

1.1.13	CPI means the consumer price index for all expenditure groups: Metropolitan and other urban areas [B2008=100] as published from time to time by Statistics South Africa, in Statistical Release P0141, or such index for CPI as determined by Statistics South Africa and as may replace or supersede the same, provided that if, after the Signature Date:

1.1.13.1	such index shall cease to be published; or

1.1.13.2	either the Lender or the Borrower should notify the other on reasonable grounds that, due to a change in circumstances, the index is no longer representative, then, in any such circumstances, the Lender and the Borrower will use such other official information or index calculating the rate of inflation as may be available and acceptable to them, or failing such acceptance, then, for the purposes of this Agreement, an alternative index (which reasonably approximates what CPI measured before the index ceased to be published or was no longer representative) shall be determined by the chief economist of the Standard Bank of South Africa Limited which determination shall be binding upon the Parties.

1.1.14	Default means:

1.1.14.1	an Event of Default; or

1.1.14.2	an event or circumstance which, with the expiry of a grace period, the giving of notice or the making of any determination under this Agreement or any combination of them, would be an Event of Default.

1.1.15	Disruption Event has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.16	Event of Default means an event specified as such in clause 17 (Default).

1.1.17	Facility means the term loan facility made available to the Borrower under this Agreement.

1.1.18	Final Maturity Date means 31 December 2018 or such other date as may be agreed in writing by the Parties.

1.1.19	Finance Document has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.20	Financial Indebtedness has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.21	Holdco means Bokoni Platinum Holdings Proprietary Limited (Registration No. 2007/016711/07), a private company incorporated under the laws of South Africa.

1.1.22	Holdco Group means Holdco, Opco and each of their respective direct or indirect Subsidiaries for the time being.

1.1.23	Holdco Shareholders Agreement means the shareholders’ agreement, dated 27 March 2013, between the Borrower, RPM and Holdco, to govern the relationship between the Borrower and RPM as shareholders of Holdco and the Holdco Group, (including any amendments to such agreement).

1.1.24	Holdco Shareholding means the Lender’s shareholding in Holdco and/or any related interests in such shareholding.

1.1.25	Holding Company of any other person, means a company in respect of which that other person is a Subsidiary.

1.1.26	Indexed means, in relation to any sum, that sum adjusted annually to take account of year-on-year changes in the CPI since 30 June 2012.

1.1.27	Loan means a loan (denominated in Rands) made or to be made under the Facility or the principal amount outstanding for the time being of that loan (which principal amount outstanding shall include capitalised interest in accordance with the provisions of clause 7.2 below).

1.1.28	Material Adverse Effect means an effect which, in the opinion of the Lender, is or is reasonably likely to be materially adverse to:

1.1.28.1	the business, operations, property, condition (financial or otherwise) or of prospects the Parent, the Atlatsa Group taken as a whole, the Borrower or the Borrower Group taken as a whole;

1.1.28.2	the ability of the Borrower to perform its obligations under this Agreement;

1.1.28.3	the validity or enforceability of this Agreement; or

1.1.28.4	any material right or remedy of Lender in respect of this Agreement.

1.1.29	Maximum Permitted Outstanding Amount means, at any time an amount of ZAR334,000,000 (Three Hundred and Thirty Four Million Rand).

1.1.30	N1C Resources means N1C Resources Inc. (Registration No. CR-94610) a limited liability company incorporated under the laws of the Cayman Islands.

1.1.31	N2C Resources means N2C Resources Inc. (Registration No. CR-94611), a limited liability company incorporated under the laws of the Cayman Islands.

1.1.32	Opco means Bokoni Platinum Mines Proprietary Limited (Registration No. 2007/016001/07), a private company incorporated under the laws of South Africa.

1.1.33	Opco Account means a Rand denominated bank account held in the name of Opco in South Africa.

1.1.34	Parent means Atlatsa Resources Corporation (previously known as Anooraq Resources Corporation) (Registration No. 10022-2033), a public company incorporated under the laws of the Province of British Columbia, Canada.

1.1.35	Party means a party to this Agreement.

1.1.36	Prime Rate, at any relevant time, means the publicly quoted prime overdraft rate of a Reference Bank at that time, being the nominal rate of interest per annum at which such Reference Bank lends money on unsecured overdraft to corporate borrowers, expressed as a nominal annual rate compounded monthly in arrears (a certificate from any manager of that bank, whose appointment or authority need not be proved, as to the prime rate at any time and the usual way in which it is calculated and compounded at such time, in the absence of clerical or manifest error, will be prima facie proof of the that rate).

1.1.37	Project Company has the meaning given to this term in the Amended and Restated Senior Facilities Agreement.

1.1.38	Proposed Transaction has the meaning ascribed to this term in clause 16.2.

1.1.39	Rand, ZAR or R means the lawful currency, from time to time, of South Africa.

1.1.40	Reference Bank means the principal Johannesburg offices of Absa Bank Limited, FirstRand Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited and any other bank or financial institution designated as such by the Lender in consultation with the Borrower.

1.1.41	Repeating Representations means, at any time, and having regard to the provisions of clause 14 below, the representations and warranties which are made or deemed to be repeated under clause 19.31 of the Amended and Restated Senior Facilities Agreement (Times for making representations and warranties).

1.1.42	RPM means Rustenburg Platinum Mines Limited (Registration No. 1931/003380/06), a public company incorporated under the laws of South Africa.

1.1.43	Senior Facilities Agreement means the written agreement entitled “Senior Term Loan Facilities Agreement” concluded between, amongst others, RPM and the Borrower dated 27 March 2013.

1.1.44	Signature Date means the date of signature by the Party last signing this Agreement.

1.1.45	South Africa means the Republic of South Africa.

1.1.46	Subsidiary means a subsidiary within the meaning of section 1 of the Companies Act.

1.1.47	Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

1.1.48	Total Facility Outstandings means, at any time, and in relation to the Facility, the aggregate of all amounts of principal and all and any other amounts due and payable to the Lender by the Borrower under this Agreement including, without limitation, any bona fide claim for direct damages or restitution and any claim as a result of any recovery by the Borrower of a payment or discharge on the grounds of preference, and any amounts which would be included in any of the above but for any discharge, non-provability or unenforceability of those amounts in any insolvency or other proceedings.

1.1.49	Utilisation Date means any of the dates on which the Facility is utilised.

1.1.50	Utilisation Request means the request for a Loan, substantially in the form of Schedule 2 (Form of Utilisation Request).

1.1.51	Working Capital Facility Agreement means the working capital facility agreement in the agreed form, between RPM (as original lender) and the Borrower (as borrower) dated 27 March 2013.

1.2	CONSTRUCTION

1.2.1	Unless a contrary indication appears, a reference in this Agreement to:

1.2.1.1	the Borrower, any Finance Party, any Lender, any Obligor, any Party, or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

1.2.1.2	a Finance Document or a Transaction Document or any other agreement or instrument is a reference to that Finance Document or Transaction Document or other agreement or instrument as amended, novated, supplemented, extended or restated (however fundamentally);

1.2.1.3	a reference to this Agreement is a reference to this Agreement as amended, novated, supplemented, extended or restated (however fundamentally);

1.2.1.4	a document in agreed form is a document which is previously agreed in writing by or on behalf of the Borrower and the Lender or, if not so agreed, is in the form acceptable to the Lender;

1.2.1.5	arm’s length means terms that are fair and reasonable to the counterparty of a transaction and no more or less favourable to the other party to the relevant transaction as could reasonably be expected to be obtained in a comparable arm’s length transaction with a person that is not the ultimate holding company of such counterparty or an entity of which such counterparty or its ultimate holding company has direct or indirect control, or owns directly or indirectly more than 20% (twenty percent) of the share capital or similar rights of ownership.

1.2.1.6	assets includes present and future properties, revenues and rights of every description;

1.2.1.7	determines or determined means, unless otherwise specified, a determination made in the absolute discretion of the person making the determination;

1.2.1.8	the use of the word “including” followed by specific examples will not be construed as limiting the meaning of the general wording preceding it, and the euisdem generis rule must not be applied in the interpretation of such general wording or such specific examples;

1.2.1.9	guarantee means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligations assumed in order to maintain or assist the ability of such person to meet its indebtedness;

1.2.1.10	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

1.2.1.11

a law shall be construed as any law (including statutory, common or customary law), statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order, other legislative measure, directive or requirement (having the force of law) of any government, supranational, local government, statutory or regulatory or similar governmental body or authority or court and the common law, as amended, replaced, re-enacted, restated or reinterpreted from time to time;

1.2.1.12	a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

1.2.1.13	a regulation includes any regulation, rule, official directive, request or guideline (in each case whether or not having the force of law, but if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

1.2.1.13.1	a provision of law is a reference to that provision as amended or re-enacted; and

1.2.1.13.2	a time of day is a reference to Johannesburg time.

1.2.2	Section, Clause and Schedule headings are for ease of reference only.

1.2.3	A Default is continuing if it has not been remedied in accordance with the provisions of this Agreement or waived.

1.2.4	Unless inconsistent with the context or save where the contrary is expressly indicated in this Agreement:

1.2.4.1	if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in an interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

1.2.4.2	when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding Business Day;

1.2.4.3	any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

1.2.4.4	any reference in any Finance Document to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as same may have been, or may from time to time be, amended, varied, novated or supplemented;

1.2.4.5	except as expressly provided for in this Agreement, no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a Party to this Agreement;

1.2.4.6	reference to day/s, calendar month/s or year/s shall be construed as Gregorian calendar day/s, calendar month/s or year/s;

1.2.4.7	a reference to a Party includes that Party’s lawful successors-in-title and permitted assigns;

1.2.5	The headings to the clauses and schedules of this Agreement are for reference purposes only and shall in no way govern or affect the interpretation of nor modify nor amplify the terms of this Agreement nor any clause or schedule thereof.

1.2.6	Unless consistent with the context, an expression in this Agreement which denotes:

1.2.6.1	any one gender includes the other genders;

1.2.6.2	a natural person includes an artificial person and vice versa; and

1.2.6.3	the singular includes the plural and vice versa.

1.2.7	The Schedules to this Agreement form an integral part thereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Schedules. To the extent that there is any conflict between the Schedules to this Agreement and the provisions of this Agreement, the provisions of this Agreement shall prevail.

1.2.8	Where any term is defined within the context of any particular clause in this Agreement, the terms so defined, unless it is clear from the clause in question that term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in any interpretation clause.

1.2.9	The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting thereof, shall not apply in the interpretation of this Agreement.

1.2.10	The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provided that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.2.11	This Agreement shall to the extent permitted by applicable law be binding on and enforceable by the administrators, trustees, business rescue practitioners, permitted assigns or liquidators of the Parties as fully and effectually as if they have signed this Agreement in the first instance and reference to any Party shall be deemed to include such Party’s administrators, trustees, business rescue practitioners, permitted assigns or liquidators, as the case may be.

1.2.12	The use of any expression in this Agreement covering a process available under South African law such as winding-up (without limitation eiusdem generis) shall, if any of the Parties to this Agreement is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.

1.2.13	Where figures are referred to in numerals and in words in this Agreement, if there is any conflict between the two, the words shall prevail.

1.2.14	To the extent that there is any conflict between the provisions of the Amended and Restated Senior Facilities Agreement and the provisions of this Agreement, the provisions of this Agreement shall prevail.

1.2.15	Terms and expressions defined in the Amended and Restated Senior Facilities Agreement have, unless expressly defined in this Agreement, the same meaning in this Agreement.

2.	FACILITY

2.1	FACILITY

Subject to the terms of this Agreement, the Lender makes available to the Borrower a term loan facility in an aggregate amount equal to the Commitment.

2.2	PURPOSE

The proceeds of a Loan made under the Facility may be used only to fund the obligations of the Borrower to advance shareholder loans or any other amounts payable to Holdco under and in accordance with the provisions of the Holdco Shareholders Agreement and for the sole purpose of enabling Opco:

2.2.1	in the case of the Loan made pursuant to the first Utilisation Request, to fund any accrued operating expenses, working capital expenditure and capital expenditure costs which are due and payable on the proposed Utilisation Date and any operating expenses and capital expenditure costs which will become due and payable in the 30 day period following the first Utilisation Date; and

2.2.2	in the case of each Loan made pursuant to a subsequent Utilisation Request, to fund any operating expenses, working capital expenditure and capital expenditure costs which will become due and payable in the 30 day period following the corresponding Utilisation Date, in all circumstances, in accordance with the Applicable Mine Plan and where the Borrower is unable to fund such operating expenses, working capital expenditure and capital expenditure costs from internal resources and for no other purposes whatsoever.

2.3	NO OBLIGATION TO MONITOR

The Lender is not bound to monitor or verify the application of any amount borrowed under this Agreement.

3.	CONDITIONS TO UTILISATION

3.1	DOCUMENTARY CONDITIONS TO UTILISATION

No Utilisation Request may be given (and the Lender shall have no obligation to advance any Loan or provide any other form of credit or financial accommodation under this Agreement) unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions to Utilisation) in form and substance satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.

3.2	FURTHER CONDITIONS TO UTILISATION

Subject to the terms of this Agreement, the Lender will only be obliged to make the Loan if on both the date of the Utilisation Request and the proposed Utilisation Date for the Loan, in the reasonable opinion of the Lender:

3.2.1	the Repeating Representations are correct in all material respects;

3.2.2	no Default is continuing or would result from the Loan being made; and

3.2.3	the proceeds of the Loan will be immediately applied for the purpose referred to in clause 2.2 above.

3.3	MAXIMUM AMOUNTS

The Borrower may not deliver a Utilisation Request if:

3.3.1	at the date of the Utilisation Request the Total Facility Outstandings exceed the Maximum Permitted Outstanding Amount; or

3.3.2	the Total Facility Outstandings will exceed the Maximum Permitted Outstanding Amount as a result of the advance of the Loan on the proposed Utilisation Date.

4.	UTILISATION

4.1	DELIVERY OF A UTILISATION REQUEST

4.1.1	The Borrower may utilise the Facility by delivering to the Lender a duly completed Utilisation Request.

4.1.2	Unless the Lender otherwise agrees, the latest time for receipt of a Utilisation Request is 11h00, three Business Days before the proposed Utilisation Date.

4.1.3	A Utilisation Request, once given, will be irrevocable.

4.2	COMPLETION OF UTILISATION REQUESTS

A Utilisation Request will not be regarded as having been duly completed unless:

4.2.1	the proposed Utilisation Date is a Business Day falling within the Availability Period;

4.2.2	the Loan requested is in Rands and the amount of the Loan requested is not more than the Available Facility and which is a minimum amount of R1 000 000 and an integral multiple of R1 000 000 or, if less, the Available Facility;

4.2.3	it complies with the provisions of clause 3.3 (Maximum Amounts); and

4.2.4	it identifies the Opco Account as the bank account into which the Lender is to disburse the proceeds of the Loan.

Only one Loan may be requested in a Utilisation Request.

4.3	DISBURSEMENT OF THE LOAN

4.3.1	The Lender is not obliged to advance a Loan if, as a result the outstanding Loan would exceed the Commitment or all the Loans in aggregate would contravene the provisions of clause 3.3 (Maximum Amounts).

4.3.2	If the conditions for utilisation set out in this Agreement have been met, the Lender must make the Loan available to the Borrower on the Utilisation Date, by payment into the Opco Account.

4.3.3	Disbursement of a Loan into the Opco Account shall be a disbursement on behalf of the Borrower and shall discharge the Lender’s obligation to advance that Loan to the Borrower.

5.	REPAYMENT

5.1	The Borrower shall repay the Loans by the earlier of:

5.1.1	the date upon which a written notice is received by the Borrower in accordance with the provisions of clause 17.11 (Acceleration); or

5.1.2	the Final Maturity Date.

5.2	Without derogating from the general application of clause 5.1, upon a disposal by the Lender of the Holdco Shareholding together with a restructuring of all or part of the Borrower’s indebtedness to the Lender, the Loans will be immediately due and payable by the Borrower and the Facility will be cancelled.

5.3	No amount of any Loans repaid under this Agreement may be re-borrowed.

6.	PREPAYMENT AND CANCELLATION

6.1	MANDATORY PREPAYMENT - ILLEGALITY

If it becomes unlawful for the Lender to perform any of its obligations under this Agreement, to maintain the Commitment or to fund or maintain a Loan:

6.1.1	the Lender must notify the Borrower promptly upon becoming aware of that illegality;

6.1.2	upon that notification to the Borrower, the Commitment of the Lender will be immediately cancelled; and

6.1.3	the Borrower must repay or prepay the Total Facility Outstandings on the date specified by the Lender in the notification under clause 6.1.1 above.

6.2	MANDATORY PREPAYMENT - CHANGE OF CONTROL

6.2.1	Upon the occurrence of:

6.2.1.1	a Change of Control; or

6.2.1.2	the sale of all or substantially all of the assets of Opco whether in a single transaction or a series of related transactions,

then:

6.2.1.2.1	the Borrower shall promptly notify the Lender upon becoming aware of that event; and

6.2.1.2.2	the Lender may (whether or not the Borrower complied with clause 6.2.1.2.1), promptly cancel the Facility and declare the Loans, together with accrued interest and all other amounts accrued under this Agreement, immediately due and payable, whereupon the Facility will be cancelled and all such outstanding amounts will become immediately due and payable.

6.3	VOLUNTARY PREPAYMENT

The Borrower may, by not less than 20 Business Days’ prior notice to the Lender, prepay the Loans at any time in whole or in part (but, if in part, being an amount that reduces the Loans by a minimum amount of ZAR2,000,000).

6.4	AUTOMATIC CANCELLATION

The Commitment of the Lender (or relevant part thereof) in respect of the Availability Period will be automatically cancelled at the close of business on the last day of the Availability Period, to the extent undrawn at that date.

6.5	RE-BORROWING AND REINSTATEMENT

6.5.1	Any Loans prepaid under this Agreement may not be re-borrowed.

6.5.2	No amount of the Commitment cancelled under this Agreement may be reinstated.

6.6	OTHER REQUIREMENTS

6.6.1	The Borrower may not repay or prepay all or any part of the Loans or cancel all or any part of the Commitment, except at the times and in the manner expressly provided for in this Agreement.

6.6.2	A notice of prepayment under this Agreement is irrevocable and must specify the relevant date or dates on which the proposed prepayment is to be made and the amount of the proposed prepayment.

6.6.3	Any prepayment under this Agreement shall be made together with other amounts in relation to such prepayment which are due and payable under this Agreement.

7.	INTEREST

7.1	Subject to clause 7.2 below, a Loan shall not bear any interest.

7.2	If the Borrower fails to pay any amount of the Loans which is due and payable in accordance with the provisions of this Agreement on its due date (the Unpaid Amount), then such Unpaid Amount shall accrue interest at the Prime Rate plus two percent (2%) from the due date to the actual date of payment of such Unpaid Amount.

7.3	Any interest payable in accordance with clause 7.2 above shall accrue daily on such Unpaid Amount.

7.4	Any interest on any Unpaid Amount payable in accordance with clause 7.2 above (if unpaid) will be compounded with that Unpaid Amount monthly, but will remain immediately due and payable.

8.	TAX GROSS-UP AND INDEMNITY

The provisions of clause 13 of the Amended and Restated Senior Facilities Agreement (Tax Gross-up and Indemnities) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

9.	INCREASED COSTS

The provisions of clause 14 of the Amended and Restated Senior Facilities Agreement (Increased Costs) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

10.	OTHER INDEMNITIES

The provisions of clauses 15.1 and 15.2 of the Amended and Restated Senior Facilities Agreement (Other Indemnities) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

11.	MITIGATION BY THE LENDER

The provisions of clause 16 of the Amended and Restated Senior Facilities Agreement (Mitigation by the Lenders) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

12.	COSTS AND EXPENSES

The provisions of clauses 17.1, 17.2 and 17.4 of the Amended and Restated Senior Facilities Agreement (Costs and Expenses) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

13.	CONDUCT OF BUSINESS BY THE LENDER

No provision of this Agreement will:

13.1	affect the right of the Lender to arrange its affairs (Tax or otherwise) in whatever manner, in its sole discretion, it thinks fit;

13.2	oblige the Lender to investigate, claim or utilise any credit, relief, remission or repayment available to it in respect of Tax or investigate the extent, order and manner of any claim; or

13.3	oblige the Lender to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax.

14.	REPRESENTATIONS AND WARRANTIES

The provisions of clause 19 of the Amended and Restated Senior Facilities Agreement (Representations) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”. The Lender enters into this Agreement on the strength of and relying on such representations and warranties, each of which is a separate representation and warranty, given without prejudice to any other representation or warranty and is deemed to be a material representation or warranty (as applicable) inducing the Lender to enter into this Agreement.

15.	INFORMATION UNDERTAKINGS

The provisions of clause 20 of the Amended and Restated Senior Facilities Agreement (Information Undertakings) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”. The Borrower must supply to the Lender, simultaneously with delivery under the Amended and Restated Senior Facilities Agreement, all the documents, notices and other information which the Borrower or any other person is required to deliver to the Senior Finance Party in accordance with clause 20 of the Amended and Restated Senior Facilities Agreement; provided that for so long as all the Lenders under this Agreement are the same parties as all the lenders under the Amended and Restated Senior Facilities Agreement, the Borrower is not required to duplicate the provision of any document, notice or other information which it has already provided to the lenders in compliance with its obligations under the Amended and Restated Senior Facilities Agreement.

16.	GENERAL UNDERTAKINGS

16.1

The provisions of clause 22 of the Amended and Restated Senior Facilities Agreement (General Undertakings) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”. The Borrower undertakes to comply with each undertaking which it is obliged to comply with under clause 22 of the Amended and Restated Senior Facilities Agreement, on the terms set out in the Amended and Restated Senior Facilities Agreement.

16.2	The Borrower shall co-operate with the Lender and any of its Affiliates and provide to the satisfaction of the Lender, and in its sole discretion, any and all actions required by the Lender or any of its Affiliates in relation to:

16.2.1	RPM’s acquisition of: (i) the prospecting rights held by Kwanda; and (ii) the mining rights in respect of Central Block held by the Borrower; and

16.2.2	the disposal of all or any part of the Holdco Shareholding,

(collectively, the “Proposed Transaction”).

16.3	Without detracting from the general application of clause 16.2 above, in order to give effect to the Borrower’s obligations in relation to the Proposed Transaction under clause 16.2, the Borrower undertakes to, amongst other things:

16.3.1	at the request of the Lender, in its sole discretion, actively participate in and make the necessary resources available (at the times requested) for all meetings, conference calls and associated correspondences, that may arise in the course of engagement with stakeholders, financiers, interested parties and their respective employees, representatives, consultants and/or advisers;

16.3.2	provide input into the preparation of appropriate reports, including technical reports and marketing materials;

16.3.3	provide all documents and/or information that may be required by or on behalf of the Lender, in its sole discretion, in the setting up of a virtual data room to be made available to stakeholders, financiers and/or interested parties; and

16.3.4	generally, at the request of the Lender, in its sole discretion, to promptly do all such things, perform all such acts and take all such steps, and to procure the doing of all such things and the performance of all such acts, within its power and control, as may be necessary for and incidental to the execution of definitive agreements to give effect to the Proposed Transaction.

16.4	The Borrower shall not implement any material aspect of the project plan relating to retrenchments referred to in paragraph 3.10 of Schedule 1 (Conditions to utilisation)

(including legal, tactical and funding) of such plan, prior to the Human Resources Department of the Lender providing its written approval of such plan.

16.5	For as long as there are any Total Facility Outstandings, the Borrower shall not, and shall procure that its directors, employees, officers, agents and/or advisers shall not, issue or make any public announcements or statements, whether orally or in writing, regarding the operations of Opco and/or the Proposed Transaction except with the prior written approval of the Lender save for any public announcement or statement required in accordance with an order of a court of competent jurisdiction or in order for the Borrower to comply with any applicable law or governmental regulations by which it is bound or in order to comply with the applicable rules of any relevant securities exchange.

16.6	Without derogating from the Borrower’s obligations under clause 16.5, where the Borrower makes a public announcement or statement pursuant to: i) an order of court; or ii) any applicable law or governmental regulations; or iii) the applicable rules of any relevant securities exchange, as contemplated in clause 16.5, so far as it is lawful and practical to do so prior to such disclosure, the Borrower shall promptly notify the Lender of such requirement with a view to providing the opportunity for the Lender to contest such disclosure or otherwise to agree the timing and content of such disclosure. In the event that the Borrower makes any disclosure pursuant to clause 16.5, it shall only furnish that portion of information which it is legally required to make available.

17.	DEFAULT

Each of the events or circumstances set out in this clause 17 (other than those in clause 17.11.1) is an Event of Default.

17.1	NON-PAYMENT

The Borrower does not pay on the due date any amount payable by it under this Agreement in the manner required under this Agreement, unless:

17.1.1	that failure to pay is caused by technical or administrative error or a Disruption Event; and

17.1.2	payment is made in full within 2 (two) Business Days of the due date.

17.2	BREACH OF OTHER OBLIGATIONS

The Borrower does not comply with any other term of this Agreement to which it is a party, other than any term referred to in clause 17.1 (Non-payment) or clause 17.4 (Cross default), unless that non-compliance:

17.2.1	is capable of remedy; and

17.2.2	is remedied in terms of this Agreement within any originally applicable grace period or, if longer, within 7 (seven) Business Days of the earlier of the Lender giving notice of the breach to the Borrower and the Borrower becoming aware of the non-compliance.

17.3	MISREPRESENTATION

A representation or warranty made or repeated by the Borrower in this Agreement or in any document delivered by or on behalf of the Borrower under this Agreement is materially incorrect or misleading when made or deemed to be repeated.

17.4	CROSS DEFAULT

17.4.1	An “Event of Default” as defined in the Amended and Restated Senior Facilities Agreement occurs and is continuing in accordance with the provisions of the Amended and Restated Senior Facilities Agreement.

17.4.2	The provisions of clause 23 of the Amended and Restated Senior Facilities Agreement (Events of Default) is incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

17.5	INSOLVENCY

17.5.1	The Borrower or a member of the Borrower Group, other than a Project Company, is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

17.5.2

The value of the assets of the Borrower or any member of the Borrower Group, other than a Project Company, is less than its liabilities (taking into account contingent and prospective liabilities, but excluding Financial Indebtedness which qualifies as Equity under paragraph (c) of the definition of “Equity” in the Amended and Restated Senior Facilities Agreement).

17.5.3	A moratorium is declared in respect of any indebtedness of the Borrower or any member of the Borrower Group, other than a Project Company. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

17.6	INSOLVENCY AND BUSINESS RESCUE PROCEEDINGS

17.6.1	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

17.6.1.1	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, business rescue, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower or any member of the Borrower Group, other than a Project Company;

17.6.1.2	a composition, compromise, assignment or arrangement with any creditor of the Borrower or any member of the Borrower Group, other than a Project Company;

17.6.1.3	the appointment of a liquidator, receiver, administrator, administrative receiver, business rescue practitioner, compulsory manager or other similar officer in respect of the Borrower or any member of the Borrower Group, other than a Project Company, or any of its assets; or

17.6.1.4	enforcement of any Security over any assets of the Borrower or any member of the Borrower Group, other than a Project Company, where the claim giving rise to such enforcement is for an amount of more than ZAR5,000,000 (Indexed), or any analogous procedure or step is taken in any jurisdiction.

17.6.2	Clause 17.6.1 shall not apply to:

17.6.2.1

any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed either (a) within 10 (ten) days of commencement or, if earlier, the date on which it is advertised or (b) within such other period as agreed to in writing by the Lender on or before the lapse of the 10 (ten)

day period referred to in (a) provided, for the avoidance of doubt, the Lender is not obliged to agree to any such extended period;

17.6.2.2	any step or procedure contemplated by paragraph (b) of the definition of Permitted Transaction in the Amended and Restated Senior Facilities Agreement; or

17.6.2.3	any enforcement of any Security over any assets of the Borrower or any member of the Borrower Group as contemplated by clause 17.6.1.4 above, if the Obligor or any member of the Borrower Group, as applicable, takes steps to oppose such legal proceedings within the time frames allowed by the Rules of Court and before any final order is granted and provides evidence to the reasonable satisfaction of the Lender that its opposition of such enforcement proceedings has merit.

17.7	CREDITORS’ PROCESS

17.7.1	Any expropriation, attachment, implementation of any business rescue plan, distress or execution or any analogous process in any jurisdiction affects any asset or assets of the Borrower or any member of the Borrower Group, other than a Project Company, and is not discharged either (a) within 10 (ten) days or (b) within such other period as agreed to in writing by the Lender on or before the lapse of the 10 (ten) day period referred to in (a), provided, for the avoidance of doubt, the Lender is not obliged to agree to any such extended period.

17.7.2	Clause 17.7.1 shall not apply if the fair value of the relevant asset or assets is, in relation to Opco, ZAR5,000,000 (Indexed) or less, or in relation to Holdco or the Borrower, ZAR1,000,000 (Indexed) or less.

17.8	CESSATION OF BUSINESS

A member of the Borrower Group suspends, ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business or to change the nature of its business from that undertaken at the Signature Date.

17.9	FINANCE DOCUMENTS

17.9.1	It is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement.

17.9.2	This Agreement is not effective in accordance with its terms or is alleged by the Borrower or any member of the Borrower Group to be ineffective in accordance with its terms for any reason.

17.9.3	The Borrower repudiates this Agreement or evidences an intention to repudiate this Agreement.

17.10	MATERIAL ADVERSE CHANGE

Any event or series of events (whether related or not) occurs which, in the opinion of the Lender (acting reasonably), has or is reasonably likely to have a Material Adverse Effect.

17.11	ACCELERATION

17.11.1	Without limiting the rights of the Lender under Clause 5.1, upon the occurrence of an Event of Default which is continuing, the Lender may, by notice to the Borrower:

17.11.1.1	cancel the Commitment, or any part thereof at which time such Commitment shall immediately be cancelled;

17.11.1.2	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, at which time they shall become immediately due and payable;

17.11.1.3	claim and recover any and all amounts representing the cost to the Lender of unwinding any funding arrangements which are to be unwound pursuant to the Loans becoming immediately due and payable; and

17.11.1.4	declare that all or part of the Total Facility Outstandings be payable on demand, at which time they shall immediately become payable on demand by the Lender.

18.	PAYMENTS

18.1	PLACE

Unless this Agreement specifies that payments under this Agreement document are to be made in another manner, all payments by a Party under this Agreement must be made to the relevant Party to its account at such office or bank in South Africa as it may notify to the other Party for this purpose by not less than five Business Days’ prior notice.

18.2	CURRENCY OF ACCOUNT

Each amount payable under this Agreement is payable in Rand.

18.3	FUNDS

Payments under this Agreement to the Lender must be made for value on the due date in immediately available and freely transferable funds, or at such times and in such funds as the Lender may specify to the Borrower as being customary at the time for the settlement of transactions in Rand in the place for payment.

18.4	NO SET-OFF BY THE BORROWER

All payments made by the Borrower under this Agreement must be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

18.5	PARTIAL PAYMENTS

If the Lender receives a payment which is insufficient to discharge all the amounts then due and payable by the Borrower under this Agreement, the Lender must apply that payment towards the obligations of the Borrower under this Agreement in the order set out in clause 29.5 of the Amended and Restated Senior Facilities Agreement (Partial Payments), including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document” in such clause.

18.6	BUSINESS DAYS

18.6.1	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

18.6.2	During any extension of the due date for payment of any principal or other outstanding amount under this Agreement interest is payable on the principal or such other outstanding amount at the rate payable on the original due date.

19.	SET-OFF

The Lender may, set off any matured obligation due from the Borrower under this Agreement (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange reasonably determined by it for the purpose of the set-off.

20.	CHANGES TO THE PARTIES

20.1	The Borrower may not cede any of its rights or delegate any of its obligations under this Agreement without the prior consent of the Lender.

20.2	The Lender may cede and/or delegate its rights and/or obligations under this Agreement in accordance with the provisions of clause 24 of the Amended and Restated Senior Facilities Agreement (Changes to the Lenders), mutatis mutandis.

21.	MISCELLANEOUS

The provisions of clauses 31 (Notices) to 36.6 (Waiver of Immunity) of the Amended and Restated Senior Facilities Agreement are incorporated by reference into this Agreement, mutatis mutandis, including construing the Lender as the “Senior Finance Party”, the Borrower as the “Obligor” and this Agreement as a “Finance Document”.

21.1	SEVERABILITY

Each term of this Agreement, whether forming an entire clause or only part of a clause, is divisible and severable from all the other terms (regardless of the manner in which they may be linked together or grouped grammatically). If a term of this Agreement is or becomes illegal, invalid or unenforceable in any respect in any jurisdiction, that will not affect or impair in any manner the legality, validity or enforceability in that jurisdiction of any other term of this Agreement, or the legality, validity or enforceability in other jurisdictions of that and all the other terms of this Agreement.

21.2	THIRD PARTY RIGHTS

Unless expressly provided to the contrary in this Agreement, no provision of this Agreement constitutes a stipulation for the benefit of any person (stipulatio alteri) who is not a party to this Agreement. Notwithstanding any term of this Agreement, no consent of any third party is required for any amendment (including any release or compromise of any liability) or termination of this Agreement.

21.3	GOVERNING LAW

The entire provisions of this Agreement shall be covered by and construed in accordance with the laws of South Africa.

21.4	JURISDICTION

21.4.1	The Borrower hereby irrevocably and unconditionally consents to the non-exclusive jurisdiction of the High Court of South Africa (Gauteng Local Division, Johannesburg) (or any successor to that division) in regard to all matters arising from this Agreement.

21.4.2	Clause 21.4.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to any matter arising from this Agreement in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

21.5	FURTHER ASSURANCES

Each Party must perform, or procure the performance, of all further things, and execute and deliver (or procure the execution and delivery of) all further documents, as may be required by any applicable law or as may be necessary or desirable to implement or give effect to this Agreement and the transactions contemplated therein.

21.6	COUNTERPARTS

This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

Schedule 1

CONDITIONS TO UTILISATIONS

1.	Constitutional Documents and Certificate

1.1	A copy of a resolution of the board of directors of the Borrower:

1.1.1	approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute, deliver and perform its obligations under this Agreement;

1.1.2	authorising a specified person or persons to execute this Agreement on its behalf; and

1.1.3	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with this Agreement.

1.2	A certificate of the Borrower (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

2.	Finance Documents

A copy of this Agreement, duly executed by the parties thereto.

3.	Other documents and evidence

3.1	The Applicable Mine Plan, and the Lender being satisfied that Opco is implementing the Applicable Mine Plan in accordance with its terms.

3.2	The Lender is satisfied that Opco is optimising its operations to minimise the funding required from shareholders and that Opco is identifying and implementing opportunities to optimise revenue, operating costs and capital expenditure (where appropriate).

3.3

Evidence that all intercompany advances made by RPM to Opco (primarily arising from the supply chain between such parties) are paid up to date in accordance with the applicable due date for payment as set out in the terms for payment (as set by

RPM) for such transactions (which date shall be no later than the end of the month following the month in which the delivery of goods or services occurred).

3.4	A consent letter provided by the Parent, the Borrower, Holdco and Opco to RPM, consenting to the disclosure by RPM of certain Confidential Information (as defined in the Holdco Shareholders Agreement) in relation to the sale process to facilitate the transfer of the funding arrangements between the Lender and Borrower and the disposal of the Holdco Shareholding as contemplated in the Proposed Transaction.

3.5	The Borrower co-operating with the Lender and at the Lender’s request, doing all such things, performing all such acts and taking all such steps, and to procure the doing of all such things, within its power and control, as may be necessary for and incidental to the Parties finding a long term sustainable solution to fund Opco including in relation to the implementation of the Proposed Transaction.

3.6	A signed addendum to the management services agreement entered into amongst the Borrower, the Parent, Anglo American Platinum Limited, Holdco and Opco on or about 19 June 2009, to facilitate a reduction in the monthly management fee payable by Opco to the Parent from approximately ZAR5,000,000 to an amount which is no greater than ZAR4,000,000.

3.7	The aggregate monthly operating costs of the Parent and the Borrower have reduced by at least ZAR1,000,000 per month on a sustainable basis (measured relative to the average operating costs incurred for the 6 months to November 2015).

3.8	The Borrower implementing appropriate initiatives with immediate effect, to reduce: (i) the operating cash losses; and (ii) to the extent possible, the maintenance or ‘stay-in-business’ capital (excluding project capital expenditure), at Opco so that Opco does not incur an operating loss (known as “Cost 4” at the measurement level).

3.9	An operational action plan indicating how the tonnage production build-up of Brakfontein and Middelpunt Hill will meet the level set out in the Applicable Mine Plan by 1 January 2016.

3.10	A project plan on the retrenchment process applicable to Opco and evidence that the Opco steering committee and the Holdco board of directors have evaluated and approved such retrenchment process.

3.11	Written confirmation from the Borrower that it will: (i) consult with the Lender during the process of recruiting a new General Manager and a new Finance Manager of Opco,

each in a permanent capacity; and (ii) obtain the Lender’s prior written approval in respect of the persons to be appointed to such positions.

Schedule 2

FORM OF UTILISATION REQUEST

To:	[THE LENDER]

[●]

[●]

	By fax:	[●]

	Attention:	[●]

From:	[THE BORROWER]

[DATE]

Dear Sirs,

[BORROWER] - R[    ] Credit Agreement, dated [    ] (the Agreement)

1.	WE REFER TO THE AGREEMENT. THIS IS A UTILISATION REQUEST.

2.	We wish to borrow a Loan on the following terms:

2.1	Amount:	R[●];

2.2	Utilisation Date:	[●], 201[●].

3.	We request and authorise you to disburse the Loan by direct Electronic Funds Transfer into the following bank account(s), in each case for the amount specified below [INSERT DETAILS OF OPCO ACCOUNT]:

Bank:	[●]

Branch:	[●]

Branch code:	[●]

Branch number:	[●]

Account number:	[●]

Account beneficiary:	[[●]

4.	We confirm that:

4.1	each condition to utilisation under the Agreement which must be satisfied on the date of this Utilisation Request is so satisfied;

4.2	the Repeating Representations are correct in all material respects;

4.3	no Default is continuing or would result from the proposed Loan.

5.	This Utilisation Request is irrevocable.

[THE BORROWER]

By:

SIGNATURE PAGE

THE BORROWER

SIGNED at Sandton on this the 9 day of December 2015.

/s/ Harold Motaung
For and on behalf of:

Plateau Resources Proprietary Limited

Name:	Harold Motaung

Office:	Director
(who warrants his authority)

SIGNATURE PAGE

THE LENDER

SIGNED at Johannesburg on this the 9th day of December 2015.

/s/ Ian Botha
For and on behalf of:

Rustenburg Platinum Mines Limited

Name:	Ian Botha

Office:	Finance Director
(who warrants his authority)